

August 25, 2014

<u>**Via Email**</u>
Steven Wolosky, Esq.
Olshan Frome & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

Re: **Darden Restaurants, Inc.**
        Amendment No. 2 to Preliminary Proxy Statement filed on Schedule 14A
        Filed on August 21, 2014 by Starboard, et al.

Dear Mr. Wolosky:

We have reviewed your filing and have the following comments.

1.   We note your response to prior comment 7. Supplementally advise us which
        shareholder (s) suggested nominees who are also part of the current slate of nominees
        being presented by Starboard.

2.   Please refer to your response to comment 7. Please also advise us supplementally which
        shareholder (s) suggested possible CEO candidates and whether any of the suggested
        persons are current nominees and identify the nominee. Additionally, identify which
        shareholder(s) suggested possible incumbent directors who could be considered to be
        added back to the board.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the filing persons are in possession of all facts relating to
their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have
made.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc (via email):   Andrew Freedman, Esq.
                      Meagan Reda, Esq.
                      Olshan Frome &Wolosky LLP